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August 16, 2007

Mr. Jeffrey Gordon
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549-7010

Lehman Brothers Holdings Inc.

Commission File Number 001-09466

Form 10-K for the fiscal year ended November 30, 2006

RE:           Forms 10-Q for the periods ended February 28, 2007 and May 31, 2007

Certain portions of this letter have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment. The symbol “****” has been inserted in place of the portions so omitted.

Dear Mr. Gordon:

The following responses are provided in connection with your August 1, 2007 letter (the “Comment Letter”) regarding the United States Securities and Exchange Commission (“SEC” or the “Commission”) Staff’s review of Lehman Brothers Holdings Inc.’s (the “Company”, the “Firm”, “we” or “our”) Annual Report on Form 10-K for the fiscal year ended November 30, 2006 (the “2006 10-K”) and Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 2007 and May 31, 2007 (the “2007 First Quarter 10-Q” and the “2007 Second Quarter 10-Q,” respectively, and collectively, the “Filings”).

Our subprime residential mortgage activity is contained within our Capital Markets business segment. Our Capital Markets segment is divided into two primary businesses, fixed income and equities, which include the following products:

Fixed Income	Equities
• Liquid Markets	• Execution Services
• Credit Products	• Volatility
• Securitized Products	• Convertibles
• Real Estate	• Equity Strategies
• Municipals	• Equities Prime Services
• Energy Trading	• Private Equity
• Fixed Income Prime Services

Securitized products, one of the business units within our Capital Markets business segment, includes our business activities from the origination and purchase of residential mortgage and other asset-backed loans; underwriting and securitizations of and market-making in residential mortgage and asset-backed securities; and certain collateralized lending against mortgage products.

Mr. Jeffrey Gordon
United States Securities and Exchange Commission — Division of Corporate Finance
August 16, 2007

As recognized within the Comment Letter, there are differing definitions of subprime residential mortgage lending. We define residential mortgage lending principally based upon the qualifications of the borrower, rather than the attributes of the loan. Many factors are taken into account when differentiating borrowers’ qualifications including credit scores, debt to income ratios, cash reserve levels and mortgage payment histories. We generally associate subprime residential mortgage loans with borrowers having a credit score in the range of 620 or lower, or having other negative factors within their credit profiles.1 We originate subprime residential mortgage loans through BNC Mortgage LLC (“BNC”), a wholly-owned subsidiary of our U.S. regulated thrift Lehman Brothers Bank, FSB (“LBB”). BNC serves borrowers with subprime qualifying credit profiles but may also serve borrowers with stronger credit history as a result of broker relationships or product offerings and such loans are also included in our subprime business activity. The above definition of subprime is consistent with the definition we use with the Office of Thrift Supervision, the Federal regulator of LBB. For residential mortgage loans purchased from other mortgage originators, we use a similar subprime definition as for our origination activity. Additionally, second lien loans are included in our subprime business activity.

Our responses to the Comment Letter requests for data related to subprime residential mortgages are based upon our definition above. For your convenience, we have repeated each of the staff’s points below in order of appearance within the Comment Letter and have keyed our responses accordingly.

Provide us with your risk management philosophy as it specifically relates to subprime loans. Please address:
• Your origination policies;
• The purchase and securitization of loans; and
• Loans, commitments and investments in subprime lenders.

Within our 2006 10-K’s Part 1, Item 1A, “Risk Factors” and Part 1, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Risk Management” and within our 2007 First Quarter 10-Q’s and 2007 Second Quarter 10-Q’s Part 1, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Risk Management” disclosures, we summarize our overall risk management policies and procedures.

Risk Management, Oversight and Governance

Our commitment to the highest standards of governance and ethical behavior is at the core of our Firm’s culture. These standards are expected from all employees and include a focus on risk management. Our corporate governance framework relies on a multi-layered control infrastructure with functions that operate in a coordinated manner. The components of our governance framework include the Board of Directors, Committee Oversight and the Firm’s independent control functions (e.g., Risk Management, Operations, Finance, Legal, Compliance and Internal Audit).

We maintain internal controls designed to identify, measure and monitor the risks in our global trading activities, which include securitized products. We accomplish this by establishing trading limits for businesses and setting credit limits for counterparties. Decisions on approving transactions not only take into account the risks of the transaction on a stand-alone basis, but they also consider our aggregate obligor risk, portfolio concentrations, reputation risk and the impact any particular transaction under consideration would have on our overall risk usage. For individual positions or aggregate portfolios, we may employ risk management strategies (i.e., economic hedges) designed to mitigate our overall risk exposure. In the case of secured warehouse lending transactions, the residential mortgage-related arrangements are structured such that the collateral satisfies our requirements as to quality and value.

1               Typically, we use the Fair Isaac Corporation’s (“FICO”) statistical model to calculate a borrower’s credit score.

Mr. Jeffrey Gordon
United States Securities and Exchange Commission — Division of Corporate Finance
August 16, 2007

In response to the market events related to the U.S. subprime residential mortgage market and the continued dislocations within that market, we actively managed our risks including positioning a variety of economic hedges, complementary to our preexisting economic hedges, so as to further mitigate the risk specific to our subprime residential mortgage loan inventory. In addition, and to satisfy our internal requirements, we have made collateral calls or margin adjustments concerning certain secured financing transactions involving subprime residential mortgage-related arrangements.

Policies and Controls

We originate mortgages through third-party broker and correspondent networks. We prescreen brokers and correspondents prior to their inclusion in our origination network. Our origination business is subject to extensive credit, compliance and underwriting policies and procedures. Employees receive ongoing training in these requirements.

Credit Policies — The borrowers’ ability to repay the debt is the critical lending consideration. The value and adequacy of the property as collateral are also supported.

Compliance Policies — The mortgage origination business is governed by extensive governmental and industry regulatory policies with which we comply.

Underwriting Controls — In order to ensure loans are made in accordance with our policies, controls are in place to validate the accuracy of borrower and property information provided in the mortgage application.

In the purchase, sale and financing of loans, we seek to limit risk by knowing the counterparty, understanding the portfolio and negotiating legal agreements that provide substantial protection including representations and warranties.

Counterparty Due Diligence — The counterparty’s underwriting guidelines are subject to review and approval by our Credit Policy department. Business and operational reviews are conducted of potential counterparties including an evaluation of management, historical loan performance, financial strength, production and operations, compliance and fair lending practices, quality control, and information systems.

Loan Due Diligence —Purchased loans must comply with the underwriting guidelines established by the counterparty, and we typically evaluate a sample of loans to verify that they were originated according to credit, compliance and appraisal review guidelines.

Mr. Jeffrey Gordon
United States Securities and Exchange Commission — Division of Corporate Finance
August 16, 2007

Quantify your portfolio of subprime residential mortgages. If practicable, please breakout the portfolio to show the underlying reason for subprime definition (e.g., subject to payment increase, high LTV ratio, interest only, negative amortizing).

Based upon our subprime definition above, our inventory positions are as follows:

Dollars in millions	At 5/31/07	At 11/30/06
Fair value of subprime residential mortgage whole loans (originated or purchased)	$****	$****
Fair value of interests in subprime residential mortgage securitizations	$****	$****
Fair value of subprime residential mortgage servicing rights	$****	$****

The above fair value of subprime whole loans includes approximately $**** and $**** at May 31, 2007 and November 30, 2006, respectively, of subprime residential mortgage loans transferred to securitization trusts; however, the transactions did not meet the requirements of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”) and therefore were not derecognized from our Consolidated Statement of Financial Condition. The trusts to which the loans were transferred are bankruptcy remote special purpose entities (“SPEs”) and accordingly the investors in the trusts have no recourse to our other assets in the event the borrowers to the underlying loans fail to fulfill the terms of the lending contracts. For further discussion, see the Filings, Notes to the Consolidated Financial Statements, “Summary of Significant Accounting Policies — Securitization Activities.”

Because we define subprime residential mortgage lending based primarily upon the borrower’s ability to repay the debt, rather than the attributes of the loan, we do not in the ordinary course of business maintain our portfolio of subprime residential mortgage lending based upon the characteristics listed in the Comment Letter’s request.

Quantify the following regarding subprime residential mortgages. Explain how you define each category:
• Non-performing loans;
• Non-accrual loans;
• The allowance for loan losses, and;
• The most recent provision for loan losses.

Our subprime residential mortgages and mortgage-related positions are held as trading inventory as part of our securitized products business, and are presented at fair value on our Consolidated Statement of Financial Condition. Changes in the fair value of subprime residential mortgages and mortgage-related positions are reflected in Principal transactions in our Consolidated Statement of Income. Effective December 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”) and measure fair value as defined therein. Prior to December 1, 2006, we followed the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide, Brokers and Dealers in Securities (the “Guide”) and measured fair value as defined therein. Because our subprime residential mortgages and mortgage-related positions are carried at fair value, we have neither allowances for loan losses, nor provisions for loan losses. For further discussion, see the Filings, Notes to the Consolidated Financial Statements, inter alia, “Summary of Significant Accounting Policies, “Financial Instruments and Other Inventory Positions,” and “Fair Value of Financial Instruments.”

We define both non-performing and non-accrual loans as loans for which, based upon current information and events, either management believes it is not probable that we will collect payment of principal and/or interest, or principal and/or interest has been in default for a period of 90 days or more. The principal balances for non-performing and non-accrual subprime residential mortgage loans were approximately $****

Mr. Jeffrey Gordon
United States Securities and Exchange Commission — Division of Corporate Finance
August 16, 2007

(or ****% of our total subprime residential mortgage loan inventory) as of May 31, 2007 and $**** (or ****% of our total subprime residential mortgage loan inventory) as of November 30, 2006. These amounts and percentages exclude subprime residential mortgage loans associated with securitized transactions that did not meet the requirements of SFAS No. 140.

Quantify the principal amount and nature of any retained securitized interests in subprime residential mortgages.

We securitize financial assets — including subprime residential mortgage loans — through SPEs. We may continue to retain an interest in the financial assets securitized in the form of either the securities created in the transaction or residual interest in the SPEs. Interests in securitizations are a component of Financial instruments and other inventory positions owned in our Consolidated Statement of Financial Condition. The amount of our interests in subprime residential mortgage securitizations was provided above, in response to the Comment Letter’s request for the quantification of our subprime residential mortgage portfolio.

Approximately $**** and $**** of our interests in subprime residential mortgage securitizations were investment grade as of May 31, 2007 and November 30, 2006, respectively.

Quantify the current delinquencies in retained securitized subprime residential mortgages.

As of May 31, 2007, we had interests in **** individual subprime residential mortgage loan positions (CUSIPs) across **** different securitization transactions. The fair value of these positions was approximately $****. As of November 30, 2006, we had interests in **** individual subprime residential mortgage loan positions (CUSIPs) across **** different securitization transactions. The fair value of these positions was approximately $****. The average delinquency rate information presented below is based upon all the individual loan positions underlying all the securitization transactions at the respective dates. The ranges of delinquency are the minimum and maximum delinquency rates across all the securitization transactions at the respective dates.

	At 5/31/07	At 11/30/06
Fair value of interests in subprime residential mortgage securitizations (in millions)	$****	$****
Number of individual positions (CUSIPs)	****	****
Number of different securitization transactions	****	****
Outstanding principal balance in loans underlying securitized transactions
(in millions)	$****	$****
Delinquency rate, greater than 90 days
Average	****%	****%
Range	****% - ****%	****% - ****%

Mr. Jeffrey Gordon
United States Securities and Exchange Commission — Division of Corporate Finance
August 16, 2007

Quantify any write-offs/impairments related to retained interests in subprime residential mortgages.

The mark-to-market valuation reductions for our retained interests in subprime securitizations are shown in the table below. These amounts do not include the impact of hedging strategies, which for the 2007 period was significant. In addition, these amounts do not include revenues from subprime business activities other than the mark-to-market valuation reductions of retained interest assets. These valuation adjustments are a component of the net revenues of our subprime residential mortgage business activities presented on page 8 of this letter.

In millions
For the six months ending May 31, 2007	$****
For the year ending November 30, 2006	****

Please address all involvement with special purpose entities and variable interest entities and quantify the subprime exposure related to such entities, regardless of whether they are consolidated for the purposes of generally accepted accounting principles.

The following presents the volume of subprime residential mortgage loans we securitized through SPEs and our interests in securitizations:

In millions
Aggregate subprime residential mortgage loan securitization volumes:
For the six months ending May 31, 2007	$10,511
For the fiscal year ending November 30, 2006	47,131

Fair value of interests in subprime residential mortgage loan securitizations:
At May 31, 2007	$ ****
At November 30, 2006	****

Fair value of subprime residential mortgage loans securitized but consolidated under SFAS No. 140:[1]
At May 31, 2007	$ ****
At November 30, 2006	****

1                 Represents loans associated with securitized transactions that failed to meet the requirements of SFAS No. 140. The trusts to which the loans were transferred are bankruptcy remote SPEs and accordingly the investors in the trusts have no recourse to our other assets for failure of the borrowers to the underlying loans to fulfill the terms of the lending contracts.

For further discussion, see the Filings, Notes to the Consolidated Financial Statements, “Securitizations and Special Purpose Entities.”

Quantify and describe any and all potential repurchase commitments you have regarding subprime residential mortgages.

For the six months ended May 31, 2007 and the fiscal year ended November 30, 2006, we originated approximately $5.5 billion and $14.1 billion, respectively, of subprime residential mortgage loans. As noted previously, we are actively involved in selling through securitization or syndication activities financial assets, including subprime residential mortgage loans originated as well as acquired in the secondary market. For the six months ended May 31, 2007 and the fiscal year ended November 30, 2006, we securitized approximately $10.5 billion and $47.1 billion, respectively, of subprime residential mortgage loans. We often make representations and warranties about the assets in these securitizations. Breaches of representations and warranties may require us

Mr. Jeffrey Gordon
United States Securities and Exchange Commission — Division of Corporate Finance
August 16, 2007

to repurchase loans previously securitized or sold. Separately, we often have repurchase obligations associated with sold or securitized loans that have early payment defaults.

In instances where we acquire loans from a correspondent, as part of our loan origination activities, we seek to obtain appropriate representations and warranties from the correspondent in case we are obligated to reacquire the assets as a result of an alleged breach of representations and warranties made in a sale or securitized transaction. We also purchase pools of loans in the secondary market for ultimate use in securitization transactions. These loans generally are covered by early payment default protection and representations and warranties from the seller.

In recognition of our potential obligation to repurchase defective loans, we establish a reserve for these repurchase obligations.

Our reserves for the above, which we believe to be adequate in connection with such liabilities, were approximately $**** and $**** at May 31, 2007 and November 30, 2006, respectively.

Quantify and describe any loans to, commitments in, or investments in subprime lenders. Describe any other potential exposures you may be subject to, such as repurchase commitments related to the receipt of assets in bankruptcy.

We provide secured warehouse and other secured lending facilities to certain third party subprime mortgage originators. The funded and unfunded balances under these committed lines are as follows:

In millions	Commitment	Funded	Unfunded
At May 31, 2007	$****	$****	$****
At November 30, 2006	$****	$****	$****

We also hold equity investments in two subprime lenders. We own warrants to purchase common equity in **** that had a fair value of zero and approximately $9.2 million at May 31, 2007 and November 30, 2006, respectively. Additionally, we own common equity in **** with a fair value of approximately $0.1 million and $0.3 million at May 31, 2007 and November 30, 2006, respectively.

Mr. Jeffrey Gordon
United States Securities and Exchange Commission — Division of Corporate Finance
August 16, 2007

Quantify your revenues from involvement in subprime loans. Break out such revenues based on fees, interest earned, servicing rights and other sources.

Below is our net revenue from involvement in subprime residential mortgage lending presented by origination, securitization, servicing and trading activities:

	Six months ended	For fiscal year ended
In millions	May 31, 2007	2006	2005	2004
Subprime residential mortgage lending- related net revenue[1]
Origination	$ ****	$ ****	$ ****	$ ****
Securitization	****	****	****	****
Servicing	****	****	****	****
Trading	****	****	****	****
Total subprime residential mortgage lending-
related net revenue	$ ****	$ ****	$ ****	$ ****

1                 Included in these amounts are gains and losses on financial positions (presented as Principal transactions revenues on our Consolidated Statement of Income) and net contractual interest on financial positions (presented as Interest and dividends revenue and interest expense on our Consolidated Statement of Income). The effects from economic hedging activities associated with subprime residential mortgages (including amounts allocated from our securitized products business) are included in these amounts.

To the extent that you are aware of other asset quality or performance information, or other factors that provide material information about your involvement with subprime residential mortgage loans, please provide that information as well.

At present, we are not aware of asset quality or performance information, or other factors that provide material information about our involvement with subprime residential mortgage loans that have not otherwise been addressed in our responses herein. There may be existing or prospective transactions, however, that could be impacted by future market events. As such events occur, the fair values of affected assets will be adjusted accordingly. In addition, we continually monitor our business activities, including subprime residential mortgage lending, to ensure Company resources are allocated efficiently and we make adjustments to our business activities as warranted by underlying business and economic conditions.

If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from your involvement in subprime lending, is remote, please explain. Tell us what consideration you have given to providing more transparent disclosures regarding your subprime lending so that readers are informed about your level of involvement.

If you believe that a material adverse impact resulting from the exposure is reasonably possible, provide us with your proposed future disclosures necessary in order to provide a clearer understanding of this exposure.

Based on information currently available, we believe the likelihood is remote that the amount, or range, of reasonably possible losses in connection with our involvement with subprime residential mortgage loans, will be material to the Company’s consolidated financial condition, results of operations or liquidity. Although past performance may not be indicative of future results, the diversification of our Capital Markets businesses has made it possible for us to continue to report strong firm-wide results despite the impact of the decline within the U.S. residential subprime mortgage market. Throughout the current dislocation in the subprime residential mortgage loan market, our consolidated operating performance and financial condition, capital base and liquidity profile have remained strong.

Mr. Jeffrey Gordon
United States Securities and Exchange Commission — Division of Corporate Finance
August 16, 2007

During the preparation of the Filings subject to this Comment Letter, we consulted with our independent registered public accounting firm and other advisors to evaluate whether our quantitative and qualitative disclosures reflected our business activities and economic results. We believe our disclosures are consistent with the applicable rules and regulations of the Commission. As prefaced in our responses to the Comment Letter, business activities related to subprime residential mortgage loans are a portion of our residential mortgage business, which is part of our securitized products business, itself a part of the fixed income business within our Capital Markets business segment, which is one of three business segments reported in our consolidated results. Because we are involved in a diversified mix of businesses and asset classes in the global capital markets, we believe the impact of any specific individual business on overall results is substantially mitigated. Our risk factors, management’s discussion and analysis and risk management disclosures in our Filings provide additional information associated with the potential impact of an adverse market event on our overall results of operations and the ways we address such risks.

*               *             *

As requested in the Comment Letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (212) 526-9295 if you wish to discuss any of our responses to the Comment Letter, or to answer any other questions you may have.

Sincerely,

/s/ Christopher M. O’Meara

Christopher M. O’Meara
Chief Financial Officer, Controller and Executive Vice President
Lehman Brothers Holdings Inc.